Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 20, 2019

Re:	Winc, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed September 9, 2019

File No. 024-11050

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of September 18, 2019 regarding Amendment No. 1 to the Offering Statement of Winc, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors

Risks Related to Our Business

"All of our assets are pledged as collateral to our lenders.", page 13

1.	We note your disclosure that, "[a]s of August 1, 2019, [you] were in default for failing to comply with 2 financial covenants under the credit facility with Western Alliance Bank," and that "[o]n August 2, 2019, [you] entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the existing defaults under the credit facility[,] . .. . agreed not to exercise its remedies under the credit facility[, and] . . . also agreed to modify one of the financial covenants." Please enhance your disclosure to describe how you plan to remedy these breaches, including whether and how you plan to comply with the one covenant that was not modified by Western Alliance Bank.

The Company has revised the disclosure regarding the credit facility in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” to include a discussion of all the financial covenants and the steps the Company took to remedy them. A cross-reference to the MD&A discussion has been added to the risk factor.

Part II

Consolidated Financial Statements

Note 9. Derivative Liabilities, page F-20

2.	We reviewed your response to comment 14. Please provide us with more detail regarding the provision(s) in the warrants that were critical in your accounting determinations. Be very specific in regard to the exercise price and conversion terms and revise Note 9 to discuss these terms. Please also clarify for us whether you account for the warrants under ASC 480 or ASC 815 and your basis for such conclusion. Revise Note 9 to clarify which standard you apply. Finally, tell us how you measure the liability. Please reference authoritative literature that supports your accounting treatment.

The Company has revised Note 9 as requested by the Staff.

Note 14. Basic and Diluted Net Loss Per Share, page F-28

3.	We reviewed your revisions made in response to comment 13. Please tell us whether convertible preferred shares are participating securities. If so, please disclose the existence of the participation rights in this note and describe these rights or reference to where the rights are disclosed. Refer to ASC 260-10-55-24.

The Company has revised Note 14 to reference the participation rights of the convertible preferred shares, which are disclosed in Note 13.

Part III

Exhibit Index, page 62

4.	Reference is made to Exhibit 11. Please file an updated auditor’s consent to the use of its audit report.

The Company has filed an updated consent dated the filing date.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc:	Geoffrey McFarlane

Winc, Inc.

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